Dated October 2, 2019

Filed Pursuant to Rule 433

Registration Statement No. 333-233662

Relating to Preliminary Prospectus Dated October 2, 2019

This free writing prospectus relates to the initial public offering (the “Offering”) of common stock of Aprea Therapeutics, Inc. (the “Company”) and should be read together with the preliminary prospectus dated October 2, 2019 (the “Preliminary Prospectus”) included in Amendment No. 4 to the Registration Statement (“Amendment No. 4”) on Form S-1 (File No. 333-233662) relating to the Offering.  Amendment No. 4 may be accessed through the following link:

https://www.sec.gov/Archives/edgar/data/1781983/000104746919005550/a2239804zs-1a.htm

The information in this free writing prospectus updates and supplements the information in the Preliminary Prospectus.

Pricing Information

Underwritten shares: 5,666,667 shares
Option shares: 850,000 shares
Public offering price per share: $15.00

Dilution

The following table illustrates per share dilution after giving effect to the Company’s sale of 5,666,667 shares of common stock at the initial public offering price of $15.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by the Company.

Initial public offering price per share		$15.00
Historical net tangible book value (deficit) per share as of June 30, 2019	$(52.35)
Pro forma increase in net tangible book value per share attributable to the conversion of the Company’s Convertible Preferred Stock immediately prior to the completion of the Offering	$56.31
Pro forma net tangible book value per share as of June 30, 2019	$3.96
Increase in pro forma net tangible book value per share attributable to new investors participating in the Offering	$2.69
Pro forma as adjusted net tangible book value per share after the Offering		$6.65
Dilution in pro forma net tangible book value per share to new investors participating in the Offering		$8.35

* * * * *

The Company has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and the Offering.  You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it, from: J.P. Morgan Securities LLC, c/o J.P. Morgan Securities LLC, Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone, at (866) 803-9204; Morgan Stanley, 180 Varick Street, 2nd Floor, New York, NY 10014, Attention: Prospectus Department or via email: prospectus@morganstanley.com; or RBC Capital Markets, LLC, Attention: Equity Syndicate, 200 Vesey Street, 8th Floor, New York, NY 10281, or by telephone, at (877) 822-4089.